Exhibit 99.1

Pembina Pipeline Corporation Announces New Montney Infrastructure and Increases 2018 Guidance

CALGARY, Sept. 24, 2018 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce an increase to its 2018 Adjusted EBITDA guidance range to $2.75 to $2.85 billion.  The Company is also pleased to announce that in conjunction with incremental volume commitments from customers on the Peace pipeline, Pembina will be developing additional pipeline and terminalling infrastructure in the Wapiti region near Grande Prairie, Alberta and in northeast B.C.  The new infrastructure will have a combined aggregate capital cost of approximately $120 million and will be underpinned by long-term, take-or-pay commitments.

2018 Guidance

Pembina announced today that based on strong year-to-date results and the outlook for the remainder of the year, the Company has updated its 2018 Adjusted EBITDA guidance range to $2.75 to $2.85 billion, up from $2.65 to $2.75 billion. "Pembina's base business is performing well. We are seeing increased throughput on our conventional pipelines and fractionators, strong results from the assets acquired previously from Veresen and higher marketing revenues due to widening frac spreads," said Scott Burrows, Senior Vice President and Chief Financial Officer.

Pipelines Division Update

Pembina continues to experience strong demand for transportation services across the liquids-rich areas of the Western Canada Sedimentary Basin.  Since sanctioning the Phase VI expansion ("Phase VI") earlier this year, Pembina has continued to add long-term firm service commitments on the Peace and Northern Pipeline systems. Since Phase VI was originally announced in May 2018, Pembina has secured a total of 50,000 barrels per day ("bpd") of additional firm service commitments.  As a result, peak firm volume commitments will reach approximately 885,000 bpd in 2019.

"Our strategic position in the liquids-rich areas of the Alberta and BC Montney continues to provide opportunities for us to expand," stated John de la Mare, Vice President, Conventional Pipelines.  "Pembina's staged approach to the expansion of the Peace pipeline provides timely and reliable transportation service to meet our customers' specific needs.  As a result, we have continued to increase long-term volumes under commitment since the Phase III expansion of Peace went into service last year," added Mr. de la Mare.

Wapiti Condensate Lateral

The Wapiti Condensate Lateral represents a new 12-inch, 30 kilometre pipeline which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace pipeline.  The project is underpinned by a 15 year take-or-pay agreement with an anchor customer and includes firm transportation service on the Peace pipeline. Installation of the 12-inch line will enable Pembina to capture additional condensate volumes, as it is strategically located to service other area customers.  The Company is currently progressing negotiations with various customers for incremental volumes. The Wapiti Condensate Lateral will be constructed in tandem with Pembina's Phase VI expansion, affording considerable efficiencies and minimizing incremental land disturbance.  Subject to regulatory and environmental approvals, the project is expected to be in-service in the second half of 2019, aligning with the in-service timing of Phase VI.

NEBC Montney Infrastructure

Pembina's northeast B.C. pipeline (the "NEBC Expansion") was placed into service in October 2017 and serves to connect liquids volumes from the northeast B.C. Montney for transportation into the Edmonton area via Pembina's downstream systems (namely Plateau, Pouce Coupe and Peace pipelines).  The NEBC Expansion has a capacity of 75,000 bpd and operates under a long-term cost-of-service arrangement.  To support additional volumes on the NEBC Expansion and ultimately Pembina's downstream pipelines, Pembina has entered into agreements with an anchor customer to construct new infrastructure (the "NEBC Montney Infrastructure") at, and in proximity to, Pembina's Birch Terminal.  The new infrastructure will include an area production connection to Pembina's Birch Terminal as well as upgrades to the terminal including additional storage and pumps, along with minor site modifications.

The NEBC Montney Infrastructure is supported by long-term fee-for-service and cost-of-service arrangements. In conjunction with the NEBC Montney Infrastructure, the same customer has also entered into long-term, firm service agreements containing take-or-pay commitments, on downstream pipelines.

Peace Pipeline Expansions

The Montney infrastructure projects described above follow a series of growth projects within Pembina's conventional pipeline system, including:

  The Phase III expansion, previously placed into service in July 2017, expanded capacity between Fox Creek and Namao, Alberta, the Company's corridor that transports crude oil, condensate and natural gas liquids into the Edmonton area market;
  The Phase IV expansion ("Phase IV"), currently underway, is adding capacity between Fox Creek and Namao, and its Phase V expansion ("Phase V"), also currently in construction, is debottlenecking upstream of Fox Creek. Both projects are nearing completion and are anticipated to be placed into service in late 2018; and
  The recently announced Phase VI expansion which includes upgrades at Gordondale, Alberta; a 16-inch pipeline from LaGlace to Wapiti, Alberta and associated pump station upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. Phase VI is anticipated to be in service in the second half of 2019, subject to environmental and regulatory approval.

Ongoing customer demand, as evidenced by new projects and new volumes, highlights the need for even further development of the Peace pipeline system.

"The utility of the Phase III expansion has allowed Pembina to systematically increase capacity quickly and efficiently as evidenced by the Phase IV, V and VI expansions. While these expansions will provide additional capacity, the Company is engaged in ongoing discussions with its customers regarding how Pembina can best support the need for more capacity through additional pipeline infrastructure.  We see great potential for a near term expansion beyond these phases and it is something we are working actively towards in light of strong customer demand. Ultimately, Pembina expects to have at least four segregated product pipelines in the corridors between Gordondale, Alberta and the Edmonton area, which will significantly improve operating efficiencies and capital requirements.  Pembina's staged expansion strategy is significantly less complex and time consuming than building an entirely new pipeline system," stated Mr. Wiun.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "plans", "will", "expects", "continue", "anticipate", "potential", "may", and similar expressions.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following:  planning, construction, capital expenditure estimates, schedules, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's pipeline and infrastructure expansions; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; anticipated future adjusted EBITDA; and expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; and prevailing interest and tax rates.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of planned capital projects and ongoing operations. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

 In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), which does not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP Measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP Measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These Non-GAAP Measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP Measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item on the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit of Investments in Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment. To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with Non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in Adjusted EBITDA and other reconciling line items to IFRS. A reconciliation of operating margin and Adjusted EBITDA to Share of profit of investments in equity accounted investees can be found under the heading "Proportionately Consolidated Results by Investments in Equity Accounted Investees". Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended June 30, 2018, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:00e 24-SEP-18